EXHIBIT 99.1

Volvo: Insufficient Support for Reclassification of Shares

GOTEBORG, Sweden, March 03, 2005 (PRIMEZONE) -- A proposal from an individual shareholder has been submitted to the Board of Directors of AB Volvo in regard to the reclassification of the company's shares.

The proposal is as follows:

1. To replace the existing A and B shares with only one class of share, or if this is not approved,

2. To initiate a program for the voluntary conversion of A shares and B shares.

Proposal number 1 requires, among other criteria, that at least 90 percent of all A shares represented at the Annual General Meeting vote in favor of the proposal. Proposal number 2 requires, among other criteria, that at least two thirds of the votes represented at the Annual General Meeting vote in favor of the proposal.

A number of AB Volvo's large owners, representing more than 10 percent of the number of A shares, have indicated that they will not support proposal number 1, and owners representing more than one third of the total number of votes have indicated that they will not support proposal number 2.

Accordingly, in the company's opinion, neither of the above proposals will obtain sufficient support.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the US.

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 Marten Wikforss
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